UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated February 26, 2025.

Item 1

Millicom (Tigo) declares $0.75 per share interim

dividend to be paid on April 15, 2025

Luxembourg, February 26, 2025 – In line with the press release published on January 14, 2025, the Board of Directors of Millicom International Cellular S.A. (“Millicom”) approved the interim dividend of $0.75 per share to be paid on April 15, 2025 (the “Payment Date”). Other important dates and information relating to the Interim Dividend are as follows:

(i)	Interim Dividend Record Date: the Interim Dividend will be paid to shareholders who are registered in the U.S. with Broadridge on April 8, 2025, at 23.59 CET;

(ii)	Ex-dividend Date: the last trading day on which shares acquired will be eligible to receive the Interim Dividend payment, would be April 8, 2025;

(iii)	Currency: the Interim Dividends will be paid in U.S. dollars;

(iv)	Payment Date: holders of Millcom shares will be paid in accordance with the applicable procedures of Broadridge and the Depository Trust Company (“DTC”) on April 15, 2025.

The Company intends to file a delisting application with Nasdaq Stockholm on March 3, 2025, which will result in the SDR program being terminated. The last day of trading for SDRs is estimated to be on or around March 17, 2025. Therefore, it is expected that only holders of common shares on the Interim Dividend Record Date will receive the Interim Dividend paid on April 15, 2025.

As regards certain tax aspects, Millicom can currently inform investors as follows. In accordance with Luxembourg income tax law, the payment of the Interim Dividend will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The Interim Dividend will be paid net of withholding tax. However, a reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder or an exemption may be available in cases where the Luxembourg withholding tax exemption regime conditions are fulfilled. These shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax authority. Millicom shareholders should consult their tax advisor regarding potential tax implications. Additional information available on the “Nasdaq Stockholm Delisting & Interim Dividend” section of the Millicom website:

https://www.millicom.com/investors/Nasdaq_Stockholm_Delisting_and_Interim_Dividend

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: February 26, 2025